SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Alumis Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

022307102
(CUSIP Number)

Gregory A. Brown
AyurMaya Capital Management Company. LP
Bay Colony Corporate Center
1000 Winter Street, Suite 4500
Waltham, MA 02451

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022307102	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON AyurMaya Capital Management Company, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,645,966 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,645,966 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,645,966 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.57%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 022307102	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON David E. Goel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,645,966 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,645,966 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,645,966 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.57%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 022307102	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER:

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Alumis Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 280 East Grand Avenue, South San Francisco, CA 94080.

Item 2.	IDENTITY AND BACKGROUND:

(a)-(c), (f)	This Schedule 13D is being jointly filed by (i) AyurMaya Capital Management Company, LP (the "Investment Manager"), a Delaware limited partnership, and the investment advisor to AyurMaya Capital Management Fund, LP (the “AyurMaya Fund”), with respect to the shares of Common Stock held by the AyurMaya Fund; and (ii) Mr. David E. Goel ("Mr. Goel"), who serves as the Managing Member of AyurMaya Capital Management Company GP, LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock held by the AyurMaya Fund.

The Investment Manager and Mr. Goel are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

The address of the business office of each of the Reporting Persons is c/o AyurMaya Capital Management Company, LP, Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.

The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

(d)-(e)	During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 022307102	SCHEDULE 13D	Page 5 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

The AyurMaya Fund acquired (i) 4,278,074 shares of Common Stock upon the automatic conversion of 20,000,000 shares of the Issuer's Series B Redeemable Convertible Preferred Stock immediately prior to the closing of the Issuer's initial public offering (the "IPO"); (ii) 1,141,494 shares of Common Stock upon the automatic conversion of 5,336,489 shares of Series B-2 Redeemable Convertible Preferred Stock immediately prior to the closing of the Issuer’s IPO; (iii) 2,726,398 shares of Common Stock upon the automatic conversion of 12,745,916 shares of Series C Redeemable Convertible Preferred Stock immediately prior to the closing of the Issuer’s IPO (the shares of Common Stock referred to in clauses (i) through (iii) are collectively referred to herein as the "Conversion Shares") and (iv) 2,500,000 Private Placement Shares (as defined in Item 6) at a price of $16 per Private Placement Share. Funds for the purchase of the Private Placement Shares were derived from general working capital of the AyurMaya Fund. A total of $40,000,000 was paid to acquire the Private Placement Shares.

Item 4.	PURPOSE OF TRANSACTION:

Immediately prior to the closing of the IPO, the AyurMaya Fund acquired the Conversion Shares and the Private Placement Shares (as defined in Item 6).

Alan Colowick, a Senior Managing Director of Matrix Capital Management Company LP, an affiliate of the Investment Manager, serves on the board of directors of the Issuer.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered and will cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy and strategic plans, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Common Stock, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the shares of Common Stock.

CUSIP No. 022307102	SCHEDULE 13D	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D as of the date hereof are calculated based upon 47,159,821 shares of Common Stock reported to be outstanding in the Issuer's Free Writing Prospectus filed with the Securities and Exchange Commission on June 28, 2024, after giving effect to the completion of the offering and the concurrent private placement, as described therein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 3, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons and the AyurMaya Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the AyurMaya Fund.

(e)	Not applicable.

CUSIP No. 022307102	SCHEDULE 13D	Page 7 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

On June 27, 2024, the AyurMaya Fund entered into a Common Stock Purchase Agreement (the “Common Stock Purchase Agreement”) for the purchase from the Issuer in a private placement of an aggregate of 2,500,000 shares of Common Stock (the “Private Placement Shares”) at a purchase price of $16.00 per share (the “Private Placement”). The closing of the Private Placement is contingent on the closing of the IPO. However, the closing of the IPO is not contingent on the closing of the Private Placement, which is expected to occur on or before 21 days after the closing of the IPO. The foregoing summary of the Common Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Common Stock Purchase Agreement, which has been filed as Exhibit 99.1 hereto and incorporated by reference herein.

On March 4, 2024, the AyurMaya Fund entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), which grants customary registration rights to the AyurMaya Fund with respect to the securities held by it, including the Private Placement Shares. The foregoing summary of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, which has been filed as Exhibit 99.2 hereto and incorporated by reference herein.

In connection with the IPO, the AyurMaya Fund entered into a lock-up agreement with the underwriters of the IPO that, until 180 days from the date of the Issuer’s final prospectus relating to the IPO without the prior written consent of the representatives of the underwriters that participated in the IPO, and subject to certain exceptions, restricts its ability to offer, sell or otherwise transfer or dispose its shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (including shares of the Issuer’s non-voting common stock), or enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise (the “IPO Lock-Up Agreement”).

The foregoing summary of the IPO Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the IPO Lock-Up Agreement, the form of which has been filed as Exhibit 99.3 hereto and incorporated by reference herein.

Except as otherwise described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 99.4 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

CUSIP No. 022307102	SCHEDULE 13D	Page 8 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 99.1:	Common Stock Purchase Agreement, dated as of June 27, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2024).

Exhibit 99.2:	Amended and Restated Investors’ Rights Agreement, dated as of March 4, 2024 (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 7, 2024).

Exhibit 99.3:	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A attached to the Underwriting Agreement, by and among the applicable locked-up party and Morgan Stanley & Co. LLC, Leerink Partners LLC, Cantor Fitzgerald & Co. and Guggenheim Securities, LLC, as representatives of the several underwriters named therein, attached as Exhibit A to Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on June 24, 2024).

Exhibit 99.4:	Joint Filing Agreement, dated July 3, 2024.

CUSIP No. 022307102	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 3, 2024

AYURMAYA CAPITAL MANAGEMENT COMPANY, LP By: AyurMaya Capital Management Company GP, LLC, its General Partner

By:	/s/ David E. Goel
Name: David E. Goel
Title: Managing Member

/s/ David E. Goel
DAVID E. GOEL